Exhibit 99.1

FOR IMMEDIATE RELEASE

uniQure Appoints Dan Soland as Chief Executive Officer

Amsterdam, the Netherlands, December 18, 2015 — uniQure N.V. (NASDAQ: QURE), a leader in human gene therapy, today announced the appointment of Dan Soland as the new Chief Executive Officer of the Company.  Mr. Soland will succeed Jörn Aldag, who has decided to step down as CEO, a role he has held since 2009.  Mr. Soland will also be nominated for appointment to uniQure’s Management Board, subject to approval by the Company’s General Meeting of Shareholders.  Mr. Aldag will be available to assist the Company during the transition.

Mr. Soland, 57, brings to uniQure more than 30 years of industry experience, most recently serving as Vice President and Chief Operating Officer of ViroPharma.  At ViroPharma, Mr. Soland was responsible for building the company’s organization and commercial infrastructure until its successful sale to Shire in 2014 for approximately $4 billion. Mr. Soland was previously President of Chiron Vaccines, where he helped engineer a turnaround that contributed to Chiron’s acquisition by Novartis. Earlier, he was President and CEO of Epigenesis Pharmaceuticals and Vice President and Director of Worldwide Marketing Operations at GlaxoSmithKline Biologicals and held positions of increasing responsibility at Pasteur-Merieux’s Connaught Laboratories (now Sanofi Pasteur). Mr. Soland holds a B.S. in Pharmacy from the University of Iowa.

“Dan’s appointment comes at an important time in the evolution and growth of uniQure,” commented Will Lewis, Chairman of uniQure’s Nomination and Governance Committee who led the search on behalf of the Supervisory Board.  “He brings significant operational experience and knowledge of drug development that will be critical as uniQure’s pipeline advances into later-stage clinical studies.  I am confident that Dan’s track record of generating shareholder value will enable uniQure to achieve the potential that we all believe is inherent in uniQure’s broad pipeline and leading gene therapy technology platform.”

“The Supervisory Board thanks Jörn for the leadership, energy and commitment that he has brought to uniQure since 2009. Without his significant contributions and leadership, uniQure would not have achieved its successes over the past six years,” continued Mr. Lewis.

“uniQure presents an exciting opportunity and I very much look forward to collaborating with the team on both sides of the Atlantic to advance our innovative portfolio of gene therapy candidates to patients,” commented Mr. Soland.

About uniQure

uniQure is delivering on the promise of gene therapy — single treatments with potentially curative results. We are leveraging our modular and validated technology platform to rapidly advance a pipeline of proprietary and partnered gene therapies to treat patients with CNS, liver/metabolic and cardiovascular diseases. www.uniQure.com.

uniQure:

Matthew Kapusta

Chief Financial Officer

Direct: +1 339 970-7005

m.kapusta@uniqure.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical Communications

Direct: +49 172 861 8540

Main: +49 89 2424 3494 or +1 781 235 3060

gschweitzer@macbiocom.com